SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

NexPoint Diversified Real Estate Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Stephanie Vitiello, Chief Compliance Officer

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

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1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,542,447.536
	8	SHARED VOTING POWER 3,866,955.51
	9	SOLE DISPOSITIVE POWER 4,542,447.536
	10	SHARED DISPOSITIVE POWER 3,866,955.51
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,409,403.046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.69%*
14	TYPE OF REPORTING PERSON (see instruction) HC, IN

* Based on 40,650,118.36 outstanding shares as of August 9, 2024.

CUSIP No. 65340G106	13D/A	Page 2 of 6

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instruction) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instruction) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,509.8617
	8	SHARED VOTING POWER 809,820
	9	SOLE DISPOSITIVE POWER 25,509.8617
	10	SHARED DISPOSITIVE POWER 809,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,329.8617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instruction) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON (see instruction) IN

* Based on 40,650,118.36 outstanding shares as of August 9, 2024.

CUSIP No. 65340G106	13D/A	Page 3 of 6

SCHEDULE 13D/A

This Amendment No. 29 (this “Amendment”) is being filed on behalf of James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016, as subsequently amended on February 22, 2017, as subsequently amended on June 23, 2017, as subsequently amended on May 8, 2018, as subsequently amended on June 13, 2018, as subsequently amended on October 25, 2018, as subsequently amended on June 19, 2019, as subsequently amended on January 17, 2020, as subsequently amended on April 6, 2020, as subsequently amended on March 3, 2021, as subsequently amended on October 25, 2021, as subsequently amended on December 15, 2021, as subsequently amended on February 2, 2022, as subsequently amended on April 8, 2022, as subsequently amended on August 16, 2022 and as subsequently amended on January 19, 2024 relating to the Common Stock (the “Common Stock”) of NexPoint Diversified Real Estate Trust (f/k/a NexPoint Strategic Opportunities Fund), a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Since the filing of Amendment No. 28 to this Schedule 13D, the Reporting Persons have, directly and indirectly, acquired shares of Common Stock through the Issuer’s Dividend Reinvestment Plan (the “DRIP”) and as a result of Common Stock dividend payments from the Issuer on the Common Stock.

In addition, under the terms of the Advisory Agreement, dated July 1, 2022, by and between the Issuer and NexPoint Real Estate Advisers X, L.P. (the “Adviser”), as amended by that First Amendment to Advisory Agreement dated October 25, 2022, as amended by that Second Amendment to Advisory Agreement, dated April 11, 2023, and as amended by that Third Amendment to Advisory Agreement, dated July 22, 2024 (the “Advisory Agreement”), one half of the monthly installment of the advisory fee shall be paid one-half in cash and one-half in Common Stock. Since the filing of Amendment No. 28 to this Schedule 13D, the Reporting Persons have, indirectly through the Adviser, acquired shares of Common Stock as monthly fees under the Advisory Agreement.

Item 5.	Interest in Securities of the Issuer

(a) As of August 21, 2024, (i) James D. Dondero may be deemed to beneficially own 8,409,403.046 shares of Common Stock, which represents approximately 20.69% of the outstanding Common Stock; and (ii) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 835,329.8617 shares of Common Stock, which represents approximately 2.1% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 261,341 shares of Common Stock owned by the trust.

(b)

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Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero[1]	4,542,447.536	3,866,955.51	4,542,447.536	3,866,955.51
Nancy Marie Dondero[2]	25,509.8617	809,820	25,509.8617	809,820

1

Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan, custodial accounts established pursuant to the Uniform Transfers to Minors Act and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

2

Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

(c) Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons other than shares of Common Stock acquired under the DRIP and Common Stock dividend payments from the Issuer on the Common Stock. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

CUSIP No. 65340G106	13D/A	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

CUSIP No. 65340G106	13D/A	Page 6 of 6

Appendix A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock other than shares of Common Stock acquired under a DRIP and in connection with dividend reinvestments in the Issuer, which are described in Item 5(c). The transactions in the Common Stock were effected in the open market, except as otherwise noted.

Date	Effected By	Quantity	Price Per Share
06/21/2024	The Dugaboy Investment Trust	40,471	$4.89
06/24/2024	The Dugaboy Investment Trust	16,489	$4.93
06/25/2024	The Dugaboy Investment Trust	45,552	$5.09
06/26/2024	The Dugaboy Investment Trust	24,828	$5.10
06/27/2024	The Dugaboy Investment Trust	15,544	$5.19
06/28/2024	The Dugaboy Investment Trust	9,832	$5.44
08/13/2024	NexPoint Real Estate Advisors X, L.P. (1)	70,660.98	(2)
08/13/2024	NexPoint Real Estate Advisors X, L.P. (1)	82,576.52	(3)
08/13/2024	NexPoint Real Estate Advisors X, L.P. (1)	85,996.95	(4)

1.

Acquired from the Issuer in a transaction exempt from Section 16(b) under Rule 16b-3(d) of the Securities Exchange Act of 1934, as amended, as payment of advisory fees pursuant to the Advisory Agreement.

2.

Under the terms of the Advisory Agreement, prior to the adoption of the Third Amendment to Advisory Agreement, the Issuer and the Adviser, the Adviser may elect to receive payment for a portion of its monthly fees under the Advisory Agreement in Common Stock. Such Common Stock received as payment are valued at the volume-weighted average price ("VWAP") of the shares for the 10 trading days prior to the end of the month for which such fees will be paid. The Company issued 70,660.98 shares of Common Stock to the Adviser as payment of its fees for the month of April at a VWAP of $6.2395 per share.

3.

Under the terms of the Advisory Agreement, prior to the adoption of the Third Amendment to Advisory Agreement, the Issuer and the Adviser, the Adviser may elect to receive payment for a portion of its monthly fees under the Advisory Agreement in Common Stock. Such Common Stock received as payment are valued at the VWAP of the shares for the 10 trading days prior to the end of the month for which such fees will be paid. The Company issued 82,576.98 shares of Common Stock to the Adviser as payment of its fees for the month of May at a VWAP of $5.4513 per share.

4.

Under the terms of the Advisory Agreement, prior to the adoption of the Third Amendment to Advisory Agreement, the Issuer and the Adviser, the Adviser may elect to receive payment for a portion of its monthly fees under the Advisory Agreement in Common Stock. Such Common Stock received as payment are valued at the VWAP of the shares for the 10 trading days prior to the end of the month for which such fees will be paid. The Company issued 85,996.95 shares of Common Stock to the Adviser as payment of its fees for the month of June at a VWAP of $5.1268 per share.